CHINA YUCHAI INTERNATIONAL LIMITED
16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
Tel : (65) 6220 8411 Fax : (65) 6226 0502
September 29, 2006
Via Edgar and Facsimile (1-202) 772 9208
United States Securities and Exchange Commission
Mail Stop 5546
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Cecilia D. Blye Chief Office of Global Security Risk Peggy Fisher Assistant Director Division of Corporation Finance James Lopez Division of Corporate Finance
	Re:	China Yuchai International Limited Form 20-F Filed July 15, 2005
Response Letters Dated August 4, 2006 and September 7, 2006 (File No. 1-13522)
Ladies and Gentlemen:
Set forth below is China Yuchai International Limited’s (“CYI”) response to the Staff’s comments in Cecilia Blye’s letter dated September 27, 2006. For the Staff’s convenience, the Staff’s comments are set forth before each response.
General
1.	We note your response to prior comments two. Please confirm, if true, that Xinfei conducts its North Korean operations independent of you and your employees, and that Xinfei’s North Korean expenses and revenues do not affect your expenses and revenues. If, however, you or your subsidiaries’ operations are affected by Xinfei’s North Korean operations, please discuss such overlapping or interrelated operations and expand your materiality analysis to take into account the North Korean contacts. For example, if you or your subsidiaries’ operations are affected by Xinfei’s North Korean operations, express revenues from those operations as a percentage of your own total sales revenues, instead of as a percentage of Xinfei’s total sales revenues, and identify the significant factors underlying your conclusion that such North Korean contacts are qualitatively immaterial.

1.	CYI confirms to the Staff that Henan Xinfei Electric Co., Ltd. (“Xinfei”), a subsidiary of CYI’s parent company, Hong Leong Asia Limited, conducts its North Korean operations independent of CYI and its employees. CYI further confirms to the Staff that expenses and revenues relating to Xinfei’s North Korean operations do not affect CYI’s expenses and revenues.
If you have any questions or comments, please do not hesitate to contact Mr. Philip Ting Sii Tien at (65) 6220 8411.

Respectfully submitted,

/s/ Philip Ting Sii Tien

Philip Ting Sii Tien Director and Chief Financial Officer
cc:	Ms. Sheila Murugasu, China Yuchai International Limited Mr. Michael Sturrock, Latham & Watkins LLP, Singapore

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